Ex-99.1 RBY Notice of Record and Meeting Date - April 2, 2015
On the Letterhead of Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 04, 2015
Record Date for Voting (if applicable) :	May 04, 2015
Beneficial Ownership Determination Date :	May 04, 2015
Meeting Date :	June 24, 2015
Meeting Location (if available) :	TMX Broadcast Centre Gallery The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	780911103	CA7809111031

Sincerely,
Computershare
Agent for RUBICON MINERALS CORPORATION